UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 20, 2017

SELECT BANCORP, INC.
(Exact Name of Registrant as Specified in Charter)

North Carolina	000-50400	20-0218264
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

700 W. Cumberland Street, Dunn, North Carolina	28334
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (910) 892-7080

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry Into a Material Definitive Agreement.

On July 20, 2017, Select Bancorp, Inc., a North Carolina corporation (“SLCT”), and Premara Financial, Inc., a North Carolina corporation (“PARA”), entered into an Agreement and Plan of Merger and Reorganization by and among the SLCT and its wholly owned subsidiary, Select Bank & Trust Company, a North Carolina banking corporation (“Select Bank”), on the one hand, and PARA and its wholly owned subsidiary, Carolina Premier Bank, a North Carolina banking corporation (“Carolina Premier”), on the other hand (the “Merger Agreement”), pursuant to which, subject to the terms and conditions set forth therein, PARA will merge with and into SLCT (the “Merger”), with SLCT as the surviving corporation in the Merger. The Merger Agreement provides that concurrently with or as soon as practicable after the execution and delivery of the Merger Agreement, Select Bank and Carolina Premier will enter into an Agreement and Plan of Reorganization and Bank Merger, pursuant to which, subject to the terms and conditions set forth therein, Carolina Premier will merge with and into Select Bank (the “Bank Merger”), with Select Bank as the surviving bank in the Bank Merger.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of PARA common stock will be converted into the right to receive either (i) 1.0463 shares of SLCT common stock; or (ii) $12.65 in cash. PARA shareholders will have the option to elect the type of consideration that they would prefer to receive in the Merger, subject to required proration as provided in the Merger Agreement. The merger consideration will be prorated such that 948,080 shares of PARA common stock (or 30% of PARA’s outstanding shares on the date of the Merger Agreement) is converted to the cash consideration, with the balance of PARA’s common stock being converted to the stock consideration.

At the Effective Time, each outstanding stock option granted by PARA, whether vested or unvested, will be converted into the right to receive from SLCT a cash payment equal to $12.65 less the exercise price of such PARA stock option for each share of PARA common stock underlying such PARA stock option. Any stock options granted by PARA with an exercise price equal to or greater than $12.65 will be cancelled for no consideration. Additionally, at the Effective Time, each outstanding and unexpired warrant to acquire PARA common stock will be terminated and cancelled in exchange for a cash payment equal to $12.65 less the exercise price of such PARA warrant for each share of PARA common stock underlying such PARA warrant. Any PARA warrants with an exercise price equal to or greater than $12.65 will be cancelled for no consideration.

The Merger Agreement provides that SLCT and Select Bank will each increase the number of members of its respective board of directors by two and will appoint two new members to serve as directors of SLCT and Select Bank following consummation of the Merger. The two new members will be selected from the current boards of directors of PARA or Carolina Premier (unless the parties mutually agree to a different designee).

Consummation of the Merger is subject to a number of customary conditions including the approval of the Merger by the shareholders of each of SLCT and PARA and the receipt of all required regulatory approvals, all in accordance with the terms of the Merger Agreement. Pursuant to the Merger Agreement either party may terminate the Merger Agreement in the event any of the conditions to its obligations under the Merger Agreement have not been satisfied or effectively waived by April 30, 2018. The Merger Agreement may be terminated by the mutual agreement of the parties or, in some cases, unilaterally by either SLCT or PARA. Upon termination of the Merger Agreement under specified customary circumstances, PARA may be required to pay to SLCT a break-up fee of $1.6 million.

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A copy of the Merger Agreement is being filed as Exhibit 2.1 to this report and is incorporated by reference into this Item 1.01. The description of the Merger Agreement above is a summary, does not purport to be complete and is qualified in its entirety by reference to the actual text of the Merger Agreement. The Merger Agreement has been included to provide information regarding the terms of the Merger. It is not intended to provide any other factual information about SLCT. Such information can be found in the other public filings that SLCT makes with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

The Merger Agreement contains representations and warranties the parties made to each other. These representations and warranties were made solely for the benefit of the other parties to the Merger Agreement. In addition, such representations and warranties (a) have been qualified by confidential disclosures made by the parties in connection with the Merger Agreement, (b) will not survive consummation of the Merger, (c) are subject to certain materiality standards which may differ from what may be viewed as material by investors, (d) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, and (e) may have been included in the Merger Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses.

Item 8.01.	Other Events.

Ancillary Agreements in Connection with Merger Agreement. Simultaneously with the execution of the Merger Agreement, SLCT and PARA entered into Support Agreements with the directors of PARA and Carolina Premier, in which each such person agreed, among other things, to vote the shares of PARA owned by such person in favor of the Merger and against any proposal made in competition with the Merger, as well as to certain other customary restrictions with respect to the voting and transfer of his or her shares of PARA common stock. The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreements, a form of which is included as Exhibit B to the Merger Agreement attached hereto as Exhibit 2.1 and is incorporated herein by reference.

All of the non-employee directors of PARA and Carolina Premier have also entered into Non-Employee Director Non-Competition Agreements with SLCT. The Non-Employee Director Non-Competition Agreements contain provisions related to non-disclosure of confidential information, non-recruitment of employees, non-solicitation of customers, and non-competition. The foregoing description of the Non-Employee Director Non-Competition Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Non-Employee Director Non-Competition Agreements, a form of which is included as Exhibit C to the Merger Agreement attached hereto as Exhibit 2.1 and is incorporated herein by reference.

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Press Release – Wilmington Location. On July 25, 2017, Select Bank issued a press release announcing the expansion of its branch network to Wilmington, North Carolina. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

*       *       *       *

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should read statements that contain these words carefully because they discuss our future expectations or state other “forward-looking” information. These forward-looking statements involve a number of risks and uncertainties.

SLCT and PARA caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving SLCT and PARA, SLCT and PARA’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in SLCT’s Form 10-Q filed with the SEC on May 10, 2017. Additional risks and uncertainties relating to the proposed merger include: the ability to obtain the requisite SLCT and PARA shareholder approvals; the risk that SLCT and PARA may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger; the risk that a condition to closing of the merger may not be satisfied; the time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer than expected; disruption from the transaction making it more difficult to maintain relationships with customers and employees; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors. Each forward-looking statement speaks only as of the date of the particular statement and except as may be required by law, neither SLCT and PARA undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

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Additional Information about the Merger and Where to Find It

In connection with the proposed Merger, SLCT will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will contain a joint proxy statement/prospectus of SLCT and PARA. SLCT will file with the SEC other relevant materials in connection with the proposed Merger, and SLCT and PARA will mail the joint proxy statement/prospectus to their respective shareholders. SHAREHOLDERS OF BOTH SLCT AND PARA ARE STRONGLY URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SLCT, PARA AND THE PROPOSED MERGER. A free copy of these documents will be available, and other filings containing information about SLCT, are available, at the SEC’s Internet site (http://www.sec.gov). The documents can also be obtained, without charge and when they become available, by directing a written request to either Select Bancorp, Inc., 700 W. Cumberland Street, Dunn, NC 28443, Attention: Mark Jeffries, Executive Vice President and Chief Financial Officer, or Premara Financial, Inc., 13024 Ballantyne Corporate Pl, Suite 100, Charlotte, NC 28277, Attention: David P. Barksdale, President and Chief Executive Officer.

Participants in the Solicitation

SLCT, PARA and their respective directors and executive officers may be deemed to be “participants” in the solicitation of proxies from the shareholders of SLCT and PARA with respect to the Merger. Information about the directors and executive officers of PARA and their ownership of PARA common stock is available from PARA at the address set forth in the preceding paragraph. Information about the directors and executive officers of SLCT and their ownership of SLCT common stock is set forth in SLCT’s definitive proxy statement filed with the SEC on March 31, 2017, and available at the SEC’s Internet site (http://www.sec.gov) and from SLCT at the address set forth in the preceding paragraph. Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available.

Item 9.01.	Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger and Reorganization by and among Select Bancorp, Inc., Select Bank & Trust Company, Premara Financial, Inc. and Carolina Premier Bank, dated as of July 20, 2017*

99.1	Press Release, dated July 25, 2017

_______________

*       SLCT has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b)(2) of Regulation S-K. SLCT hereby agrees to furnish supplementally to the SEC a copy of any omitted schedule or similar attachment upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SELECT BANCORP, INC.

Date: July 26, 2017	By:	/s/ Mark A. Jeffries
Mark A. Jeffries
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger and Reorganization by and among Select Bancorp, Inc., Select Bank & Trust Company, Premara Financial, Inc. and Carolina Premier Bank, dated as of July 20, 2017*

99.1	Press Release, dated July 25, 2017

_______________

*       SLCT has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b)(2) of Regulation S-K. SLCT hereby agrees to furnish supplementally to the SEC a copy of any omitted schedule or similar attachment upon request.